Exhibit 3.7

MYLAN INC.

AMENDED AND RESTATED ARTICLES OF INCORPORATION,

AS AMENDED

1.	The name of the corporation is Mylan Inc.

2.	The name of its commercial registered office provider and county of venue is c/o Corporation Service Company, Washington County, Pennsylvania.

3.	The corporation is incorporated under the provisions of the Business Corporation Law.

4.	The aggregate number of shares which the corporation shall have authority to issue is 1,500,000,000 shares of common stock, par value $0.50 per share.

5.	The term of existence of the corporation is perpetual.

6.	The shareholders of the corporation shall not have the right to cumulate their votes for the election of directors of the corporation.